UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No.1)

Under the Securities Exchange Act of 1934

Pointer Telocation Ltd

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M7946T104

(CUSIP Number)

Dikla Kaftzan, 85 Medinat Hayehudim St. Herzliya, Israel +972 73 3906028

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7946T104

Noked Equity LP

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --
	6.	SHARED VOTING POWER 387,233 (*)
	7.	SOLE DISPOSITIVE POWER --
	8.	SHARED DISPOSITIVE POWER 387,233 (*)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,233
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.81%
12.		TYPE OF REPORTING PERSON (see instructions) PN
	*	Based on 8,057,494 Ordinary Shares outstanding as of November 26, 2018 (according to publicly available information)

CUSIP No. M7946T104

Noked Opportunity L.P

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --
	6.	SHARED VOTING POWER 387,233 (*)
	7.	SOLE DISPOSITIVE POWER --
	8.	SHARED DISPOSITIVE POWER 387,233 (*)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,233
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.81%
12.		TYPE OF REPORTING PERSON (see instructions) PN
	*	Based on 8,057,494 Ordinary Shares outstanding as of November 26, 2018 (according to publicly available information)

CUSIP No. M7946T104

Noked Capital Ltd.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --
	6.	SHARED VOTING POWER 387,233 (*)
	7.	SOLE DISPOSITIVE POWER --
	8.	SHARED DISPOSITIVE POWER 387,233 (*)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,233
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.81%
12.		TYPE OF REPORTING PERSON (see instructions) CO
	*	Based on 8,057,494 Ordinary Shares outstanding as of November 26, 2018 (according to publicly available information)

CUSIP No. M7946T104

Noked Equity Investments Ltd.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --
	6.	SHARED VOTING POWER 387,233 (*)
	7.	SOLE DISPOSITIVE POWER --
	8.	SHARED DISPOSITIVE POWER 387,233 (*)

9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,233
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.81%
12.		TYPE OF REPORTING PERSON (see instructions) CO
	*	Based on 8,057,494 Ordinary Shares outstanding as of November 26, 2018 (according to publicly available information)

CUSIP No. M7946T104

Item 1.

(a)	Name of Issuer Pointer Telocation Ltd

(b)	Address of Issuer’s Principal Executive Offices 14 Hamelacha Street, Rosh Haayin 4809133, Israel

Item 2.

(a)(b)	Name of Persons Filing
Noked Equity LP 85 Medinat Hayehudim St. Herzliya, Israel Noked Opportunity L.P 85 Medinat Hayehudim St. Herzliya, Israel
Noked Capital Ltd. 85 Medinat Hayehudim St. Herzliya, Israel Noked Equity Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel

(c)	Place of Organization Israel

(d)	Title of Class of Securities Ordinary Shares, NIS 3.00 nominal value per share

(e)	CUSIP Number M7946T104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.  Ownership.

Noked Capital Ltd., the general partner of Noked Opportunity LP, is held by Mr. Roy Vermus through Noked Israel (2011) Ltd. (50.3%), Mr. Shlomi Bracha through G.I.O. Investments Ltd, (36.1%) and Mr. Ariel Chilkiyahu Stern through Taga S.P Ltd (13.6%).

Noked Equity Investments Ltd., the general partner of Noked Equity LP, is controlled by Noked Capital Ltd. (63.8%) and A.Y.T . Investments Ltd (36.2%). A.Y.T . Investments Ltd is controlled by Mr. Shay Itzhaki.

This Statement shall not be construed as an admission that any person listed above is the beneficial owner of any of the securities covered by this Statement, and each of the persons mentioned above disclaims beneficial ownership of any such securities.

(a)	See row 9 of cover page of each reporting person.

CUSIP No. M7946T104

(b)	See row 11 of cover page of each reporting person

(c)

(i)	Sole power to vote or to direct the vote ---

(ii)	Shared power to vote or to direct the vote 387,233

(iii)	Sole power to dispose or to direct the disposition of ---

(iv)	Shared power to dispose or to direct the disposition of 387,233

Item 5.  Ownership of Five Percent or Less of a Class.

If  this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8.  Identification and Classification of Members of the Group. Not applicable.

Item 9.  Notice of Dissolution of Group. Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M7946T104

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/06/18
Date

Noked Equity LP

/s/ Dikla Kaftzan

Shlomi Bracha, Managing Partner
Dikla Kaftzan, Legal counsel

Noked Opportunity L.P

/s/ Dikla Kaftzan

Shlomi Bracha, Managing Partner Dikla Kaftzan, Legal counsel

Noked Capital Ltd.

/s/ Dikla Kaftzan

Shomi Bracha, Managing Partner Dikla Kaftzan, Legal counsel

Noked Equity Investments Ltd.

/s/ Dikla Kaftzan

Shlomi Bracha, Managing Partner
Dikla Kaftzan, Legal counsel